Exhibit (a)(5)(iv)

Alliance One International, Inc.	Tel: 919 379 4300
8001 Aerial Center Parkway	Fax: 919 379 4346
Post Office Box 2009	www.aointl.com

Morrisville, NC 27560-2009

USA

NEWS RELEASE	Contact: Joel L. Thomas

                (919) 379-4300

July 30, 2013

ALLIANCE ONE INTERNATIONAL, INC. REDUCES SIZE OF TENDER OFFER

FOR ITS 5½% CONVERTIBLE NOTES DUE 2014

(CUSIP NO. 018772AQ6)

MORRISVILLE, N.C. – (July 30, 2013) – Alliance One International, Inc. (NYSE:AOI) (“Alliance One” or the “Company”) today announced that it has amended its previously announced cash tender offer for its 5½% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”) to reduce the size of the tender offer. As amended, the cash tender offer (the “Tender Offer”) is now for up to $30.0 million in aggregate principal amount of the outstanding Convertible Notes. The Tender Offer is being made on the terms and subject to the conditions set forth in the Company’s Amended Offer to Purchase dated July 29, 2013 (the “Offer to Purchase”). The Offer to Purchase and the related letter of transmittal more fully set forth the terms of the Tender Offer. Information relating to the Tender Offer is listed in the table below.

CUSIP No.	Title of Security	Principal Amount Outstanding	Aggregate Principal Amount Sought	Tender Offer Consideration(1)
018772AQ6	5½% Convertible Senior Subordinated Notes due 2014	$115,000,000	$30,000,000	$1,030.00

(1)	Per $1,000 principal amount of Convertible Notes excluding accrued and unpaid interest, which will be paid in addition to the Tender Offer Consideration.

If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Tender Offer, Alliance One will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million.

Alliance One also announced that it has modified the Financing Condition (as defined in the Offer to Purchase) applicable to the Tender Offer to be the completion, on or prior to the Expiration Time, of the issuance and sale of $735 million in aggregate principal amount of its 9.875% Senior Secured Second Lien Notes due 2021 (the “Second Lien Notes”) on terms and conditions satisfactory to Alliance One. The Company’s offer of Second Lien Notes priced on July 26, 2013 and is expected to close on August 1, 2013. The Company’s obligation to accept for purchase and to pay for Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver, in the Company’s discretion, of certain other conditions, which have not been amended and which are more fully described in the Offer to Purchase.

Questions and Requests for Documents

The Company has retained Deutsche Bank Securities Inc. to serve as the dealer manager for the Tender Offer. Questions regarding the Tender Offer may be directed to Deutsche Bank Securities Inc. at (212) 250-7527 (collect) or at (855) 287-1922. Requests for documents may be directed to DF King & Co., Inc., the information agent for the Tender Offer, at (212) 269-5550 (collect) or at (800) 423-2107 (toll-free). The amended Tender Offer documents are also available online without charge on the website of the Securities and Exchange Commission at www.sec.gov.

This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any securities. The Tender Offer is being made solely pursuant to the Offer to Purchase and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

Forward Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of “Risk Factors” listed from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed on June 17, 2013. In addition, it is not certain whether, and the Company can provide no assurances that, the conditions to the tender offer will be satisfied on or prior to the Effective Time. Risks and uncertainties regarding whether these conditions will be satisfied include the Company’s ability to complete the Debt Financing or obtain the Credit Facility Amendment, which may be affected by market conditions beyond the Company’s control, including satisfaction of conditions applicable to the completion of the issuance and sale of the Second Lien Notes.

About Alliance One

Alliance One International, Inc. is a leading independent leaf tobacco merchant serving the world’s cigarette manufacturers.

2